SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

1.               DATE, TIME AND PLACE: On November 13, 2025, at 3:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), this Extraordinary General Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered held at the head office of the Company located at Rua Eteno, No. 1.561, Polo Industrial de Camaçari, City of Camaçari, State of Bahia, CEP 42816-200.

2.               CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper on October 14, 15 e 16, 2025, on pages 22, 11 e 09 respectively, and on the website of said (https://publicidadelegal.correio24horas.com.br/).

3.               ATTENDANCE: Shareholders representing 97,91% (ninety-seven point ninety-one) of the common shares and 75,77% (seventy-five point seventy-seven) of the preferred shares issued by the Company participated in the Meeting, as verified by the information contained in the analytical maps prepared by the registrar, the central depository, and the Company itself, in accordance with article 48, item II of CVM Resolution 81, as per the records of the electronic remote participation system provided by the Company in accordance with article 47, item III of CVM Resolution 81. Other participant was Mr. Geraldo Vilaça, representative of the Company’s management, who was available to make any clarifications on the items of the Meeting agenda.

4.               PRESIDING BOARD: After the legal quorum was verified, the Meeting was convened, with Mr. Felipe Guimarães Rosa Bon presiding over the Meeting and Ms. Lilian Porto Bruno acting as secretary, who were chosen pursuant to article 16, paragraph 3 of the Bylaws of the Company.

5.               AGENDA: Discussion about: (i) replacement of one (1) effective member of the Company’s Board of Directors appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and by NSP Investimentos S.A. – Under Judicial Reorganization (“NSP Inv.”), to complete the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025; (ii) amendment to article 2 of the Company's Bylaws, to improve its wording by aligning the description of the corporate purpose with the current reality of the activities performed by the Company; (iii) inclusion of a provision in the Company's Bylaws to detail the rules and procedures for the election of the Board of Directors; (iv) amendment to article 26 of the Company's Bylaws to: (a) update the approval thresholds of the Board of Directors; (b) authorize the Board of Directors to decide on the maintenance or monetary adjustment of such thresholds; and (c) remove from the Board of Directors’ responsibilities the selection and replacement of the independent auditors of the subsidiaries; e (v) due to the amendments resolved in items (ii) to (iv) above, resolve on the

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

consolidation of the Company's Bylaws, including the renumbering of articles and paragraphs as applicable.

6.               PRELIMINARY PROCEDURES: Before starting the proceedings, the Chairman of the Meeting explained the functioning of the electronic remote participation system provided by the Company and the voting procedure for shareholders participating remotely in the Meeting and informed that: (i) the proceedings would be recorded, which will be archived at the head office of the Company, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic remote participation system in the Meeting enabled shareholders to listen to the comments of all other shareholders and communicate with the Presiding Board and other participants at the Meeting, thus enabling communication among shareholders. The Chairman of the Meeting also asked whether any of the shareholders participating through the electronic system had submitted their vote through the Absentee Ballot (“Ballot”) and wished to change their vote during the Meeting so that the instructions received through the Ballot could be disregarded, pursuant to article 28, paragraph 2, item II of CVM Resolution 81. Furthermore, the Chairman informed that the consolidated summary map of remote voting, which includes the information from the summary maps of the central depository, the registrar, and the votes sent directly to the Company, was available for consultation by the shareholders present.

7.               RESOLUTIONS: As proposed by the Chairman of the Meeting, it was unanimously waived by the shareholders present the reading of the documents related to the matters to be resolved at the Meeting as they were already provided to shareholders who are fully aware of them. The shareholders present also unanimously authorized the publication of the minutes of this Meeting with the omission of the shareholders’ signatures, in accordance with Article 130, §2 of the Brazilian Corporation Law. The matters on the agenda were put up for discussion and vote, and the following resolutions were taken:

7.1.           REPALACEMENT OF EFFECTIVE MEMBER OF THE COMPANY’S BOARD OF DIRECTORS: Considering the resignation submitted by Mr. Roberto Faldini from the position of Effective Member of the Company’s Board of Directors, whose substitute was indicated in correspondence sent by Novonor and NSP Inv., exercising the right provided for in Item 3.2.2 (a) of Braskem’s Shareholders’ Agreement, was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the election of Mr. Lucas Cive Barbosa, brazilian, married under the regime of total separation of property, administrator, registered with CPF/MF under No. 323.198.758-08, holder of Identity Card RG No. 44.026.279-3 IIRGD/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, City of São Paulo, State of São Paulo, ZIP Code 05501-050, indicated by the shareholders Novonor and

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

NSP Inv. to occupy the position of effective member of the Board of Directors, replacing Mr. Roberto Faldini, also indicated by the shareholders Novonor and NSP Inv.

7.1.1.       The effective member of the Board of Directors is elected to conclude the remaining terms of office, which will end on the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025.

7.1.2.       The effective member of the Board of Directors hereby elected take office on the present date, by signing the respective term of investiture drawn up in the proper book. The Director now elected was previously consulted, having submitted written statements, for all due legal purposes, under the penalties of the law that he is not prevented from exercising commercial or management in a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Resolution No. 44, of August 23, 2021, and in CVM Resolution 80, of March 29, 2022, written statements, pursuant to said rulings, which were filed at the Company’s headquarters. The new member also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of Corporative Governance of B3 S.A. - Brasil, Bolsa e Balcão, also filed at the Company’s head office.

7.1.2.       Due to the consideration resolved in the item 7.1 above, the Company’s Board of Diretocrs is hereby aprroved as follow:

EFECTIVE MEMBERS	ALTERNATE MEMBERS
HECTOR NUÑEZ (CHAIRMAN)	-
OLAVO BENTES DAVID (VICE CHAIRMAN)	MARCOS ANTONIO ZACARIAS
PAULO ROBERTO BRITTO GUIMARÃES	RODRIGO TIRADENTES MONTECHIARI
GESNER JOSÉ DE OLIVEIRA FILHO (INDEPENDENT MEMBER)	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
MAURICIO DANTAS BEZERRA	-
JULIANA SÁ VIEIRA BAIARDI	-
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	GUILHERME SIMÕES DE ABREU
LUCAS CIVE BARBOSA	-
CARLOS PLACHTA (INDEPENDENT MEMBER)	DANIEL PEREIRA DE ALBUQUERQUE ENNES

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

LUIZ EDUARDO VALENTE MOREIRA	LINEU FACHIN LEONARDO

7.2.           AMENDMENT TO ARTICLE 2 OF THE COMPANY'S BYLAWS: Was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the amendment of article 2 of the Company's Bylaws, in order to improve its wording, adapting the text of the corporate purpose to the current reality of the activities carried out by the Company.

7.2.1.	Due to the resolution, the main sections of article 2 of the Company’s Bylaws shall become effective as of this date with the following new wording:

“Article 2° - The objectives of the Company are as follows: a) the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and for third-party companies; d) the taking of holdings in other companies, as a holder of quotas or shares; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources; f) the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; h) the provision of services related to the activities above and similar ones; and i) research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose.”

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

7.3.           INCLUSION OF A PROVISION IN THE COMPANY'S BYLAWS: Was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the inclusion of a new article 20 in the Company’s Bylaws, with the purpose of improving the rules and the structure of the process for electing the Board of Directors at the General Shareholders’ Meeting, providing greater transparency to the election process.

7.3.1.	Due to the resolution, the main sections of article 20 of the Company’s Bylaws shall become efetive as of this date with the following new wording:

“Article 20 - The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of Law No. 6,404/76, when applicable. First Paragraph - For clarification purposes, the provision in the caput shall not apply to the individual replacement of up to the majority of the seats on the Board of Directors due to vacancies. Second Paragraph - In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors, observing, when applicable, the provisions of the Shareholders’ Agreements filed at the Company’s headquarters; and (b) the slate or slates nominated, as provided for in paragraph 4 of this Article, by any shareholder or group of shareholders. Third Paragraph - The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations. Fourth Paragraph - The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules. Fifth Paragraph - If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates. Sixth Paragraph - Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

accordance with the provisions of Article 18 above. Seventh Paragraph - It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors. Eighth Paragraph - Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General Meeting shall be declared elected. Ninth Paragraph - In the event of election of the members of the Board of Directors through the cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting.”

7.4.           AMENDMENT TO ARTICLE 26 OF THE COMPANY'S BYLAWS: Was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the amendment of article 26 of the Company’s Bylaws to: (a) update the approval thresholds of the Board of Directors in accordance with inflation (IPCA) for the period, calculated from the date of approval of each threshold; (b) include a provision granting the Board of Directors specific authority to annually assess the appropriateness of updating the approval thresholds under its responsibility, based on inflation variation measured by officially recognized inflation indices; and (c) remove from the list of responsibilities of the Board of Directors the authority to appoint and replace the independent auditors of the Company’s subsidiaries, allowing the Executive Board to have autonomy over this matter, while enabling the Board of Directors to focus on strategic issues.

7.4.1.	Due to the resolution, the main sections of article 26 of the Company’s Bylaws shall become efetive as of this date with the following new wording:

“Article 26 - The Board of Directors is responsible for: (i) setting the general business policy of the Company; (ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than two hundred and forty million reais (R$240,000,000.00); (iii) deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof; (iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance; (v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

allocation of reserves; (vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees; (vii) approving the criteria for the employee participation in the profit sharing program; (viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters; (ix) monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts; (x) appointing and replacing the independent auditors of the Company; (xi) calling the Annual and Extraordinary General Meeting(s); (xii) submitting to the General Meeting proposals regarding consolidation, spinoff, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital; (xiii) deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums; (xiv) approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding four hundred and eighty million reais (R$480,000,000.00), in accordance with the Company’s Business Plan; (xv) approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed; (xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies; (xviii) decide on the

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than thirty million reais (R$30,000,000.00) per operation or higher, together, to ninety million reais (R$90,000,000.00) per fiscal year, considering that this refers to the set of related transactions, pursuant to the definition of related transactions provided in CVM Resolution No. 80/22; (xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere; (xx) to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”; (xxi) deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company; (xxii) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”); (xxiii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;(xxiv) approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares; (xxv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting; (xxvi) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company; (xxvii) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission; (xxviii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from Article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors; (xxix) deciding, within the limits of its authority, on cases not covered by these bylaws; (xxx) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company; and (xxxi) to decide annually on the maintenance or adjustment by the IPCA index or another officially recognized inflation index that may replace it, of the amounts and limits set forth in items II, XIV, XVII, XVIII, and XX of Article 26 of these Bylaws.”

7.5.           CONSOLIDATION OF THE COMPANY'S BYLAWS: Was approved by majority votes of the shareholders holding common shares and Class A and B preferred shares of the Company present, without reservations or exceptions, according to the voting map contained in Annex I of these minutes, the consolidation of the Company’s Bylaws as a result of the approval of the previous resolutions, including renumbering articles and paragraphs as applicable. The consolidated version of the Company’s Bylaws shall become part of these minutes as Annex II.

8.               CLOSURE: Pursuant to article 30, paragraph 4, of CVM Resolution 80, the total approvals recorded in the voting for each item on the agenda are indicated in Annex I, which, for all purposes, shall be considered an integral part of these minutes. There being no further matters to discuss, the Meeting was adjourned and these minutes were drawn up, which, after being read, discussed and found to be in order, were signed by the members of the Presiding Board, and the shareholders who participated in the Meeting through the electronic system made available by the Company had their presence recorded by the members of the Presiding Board and shall be deemed signatories of these minutes, pursuant to Article 47, paragraphs 1 and 2 of CVM Resolution 81, and the Company’s Shareholders’ Attendance Book. Furthermore, pursuant to Article 130, paragraph 1 of the Brazilian Corporations Law, these minutes were drawn up in summary form of the events that occurred. Finally, it was unanimously authorized by the shareholders that these minutes be published with the omission of shareholders’ signatures, pursuant to Article 130, paragraph 2 of the Brazilian Corporations Law.

Camaçari/BA, November 13, 2025.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

PRESIDING BOARD:

_______________________________ Felipe Guimarães Rosa Bon Chairman	_______________________________ Lilian Porto Bruno Secretary

Shareholders Present:

NSP INVESTIMENTOS S.A.

NOVONOR S.A. – Em Recuperação Judicial

(p.p. Sra. Simone Torres)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Sr. Flavio de Oliveira Correa)

The Bank of New York Mellon

(p.p. Sr. Christiano Marques de Godoy)

Votes presented via Remote Voting Ballots:

SOJITZ CORPORATION

ALUISIO MENDES DA ROCHA FILHO
EVERSON LUAN MEDEIROS SOARES
DANILO CERQUEIRA DO ESPIRITO SANTO
RONALDO JEAN GUBIANI
ADALBERTO BANDEIRA DE CARVALHO
DHANNI LAIDE MARCONATTO
LAMARQUE RODRIGUES COSTA
GIDEONI FERREIRA DA SILVA
IAN GASPARIN
EDSON BARBOSA DE SANT ANA
JORGE AUGUSTO DA COSTA ANDRADE
RAFAEL DE LIMA OLIVEIRA

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

ANDRE DE GOES BRAGA
JOAO FRANCISCO DE JESUS JUNIOR
CLAUDIA RODRIGUES DA SILVA
ALLAN DONNOLA BARRETO
DIOGO PITOL CANGUSSU
EDEN MARCOS GIALDI
ANTONIO ANDRADE NASCIMENTO NETO
FABIO CLERICI
GRACIEL MARQUES TARAO
GLEYDSON PUBLIO AZEVEDO
FELIPE SEREJO RESEMINI
BRUNO LIMA DE SOUZA
ALBERTO RIBEIRO DA MOTTA
GIOVANI SANTOS CORREIA DA SILVA
LEVI DE OLIVEIRA
LUIZ GUSTAVO ALVES DOS SANTOS
RENATO VICENTE DA SILVA
MARCOS PEREIRA DOS SANTOS
REGINALDO DO NASCIMENTO
ALINE ANASTACIO
PAUL MARQUES IVAN
VINICIUS COSTA ZEQUIEL
JOSE ROBERTO BENTO CORREIA
GUSTAVO MARTINS DE QUADROS
ORDILEI DE ASSIS DIACHUKA
THOMAS MAGNO DE JESUS SILVEIRA
HENRIQUE GABRIEL BECKER
FRANCISCO IVAN DA SILVA
ANTONIO CARLOS TIRADENTES RODOLPHI
EDSON RODRIGUES PEREIRA JUNIOR
JAYME KHAWAN ASSUNCAO MUNIZ FERREIRA
ACIDALIA FRANCISCO DE SOUZA FARIAS
MARONITO RAIMUNDO DE FRANCA
ROBERTO FORTUNATO
CARLOS ROGERIO CAMPESTRINI
SIDEZIO DOS SANTOS MIGUEL
SANTIAGO BARBOSA FRAGA

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

RAPHAEL TASCA MENDES
OSMAIR RIBEIRO
EDIVALDO LOPES PEIXOTO
APARECIDA CRISTINA DE SOUZA
PEDRO BERNARDINELLI JUNIOR
JOSE NILTON ALCANTARA SILVA
FELIPE BORGES LANA
PLINIO AUGUSTO GONCALVES
EMANUEL MESSIAS DO NASCIMENTO
WILLIAN CLEYSON FRITSCHE
ELSON JOSE DA SILVA GOMES
FERNANDO SILVA SANTOS
ANNDERSON HENRY RODRIGUES OLIVEIRA
ADALBERTO JOSE PIAZZA
CAROLINE KROEFF MACHADO
MARCEL SEVERO
REINALDO FERREIRA AMILTON
MARIO HENRIQUE SILVEIRA DE ALMEIDA
MARCELO HISASHI MITSUI
MARCELO FRANCISCO LORO
CARLOS EDUARDO COSTA DELUNARDO
ROBERTO SANTIAGO CERQUEIRA
SIDNEY SILVANE DOS SANTOS
PABLO MICHEL BRAUN SMANIOTTO
VANDEMBERG DA ROSA DOS SANTOS ALMEIDA
MARCIO PAULO PEREIRA
ANDRE MANFROI TOLEDO
EVALDO JOSE KUMMER
GUSTAVO HENRIQUE JUSTINO DA SILVA
MARCO ANTONIO ROMANELLI NOGUEIRA
NILTON DE FREITAS SOUZA RAMOS
FRANCISCO DE ASSIS DIAS
ALBERTIANO DIAS DA SILVA
LEONARDO GOMES DA SILVA
JOSE HENRIQUE ROBLES RODRIGUES
ELAINE RODRIGUEZ DE SOUZA
AGILDO SANA DE SOUZA

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

RONEY REIS DE PAULA
RICARDO LISIAS TUPONI
ANDERSON APARECIDO DOS SANTOS
MICHEL FERNANDES
PAULO VILLIGER THOMAZ DA ROSA
SANDRIGO ALVES DE BRITO GOMES
SAMUEL DA SILVA TEIXEIRA
ANGELO CESAR MARTINS
DANIEL FRANCISCO PELUSO COSTA
MARCELLO CENCI
MAYKON LEANDRO REUS
VINNICIUS GABRIEL MENDES DA FONSECA
RODRIGO SANTOS DA SILVA
FABIO LUIZ LOBO MAZZA JUNIOR
RAMON SIDNEI DOS SANTOS
JOSEMIR DE BARROS SILVA
FULVIO DE MORAES GOMES
EDNEI JOSE VECCHIATO
RAFHAEL JUNIO DE OLIVEIRA MAIA
JULIO FERREIRA GOMES
HERNON CALLEGARIO VEIGA
SIMONE PEREIRA VIANA
MARCOS VIEIRA
RAFAEL VERDUN DE AQUINO
ANGELO MILBRATZ BERTOLLI
RENE ETIENE GUERCI
TAMARA KENYA MIRANDA DA SILVA
LENO CHARLES DE FIGUEIREDO JUNIOR
JEAN CARLOS DUARTE MATEUS
GUILHERME DO NASCIMENTO BARCELOS
JOAO ROBERTO CABRAL DE LIMA
JOSE MARCELO RIBEIRO JUNIOR
FELIPE MAGARAO COSTA
ARNALDO ALVES DE LIMA FILHO
FLORIO FONTOLAN FILHO
NUBIO SAITO FLORES
JOSE ROBERTO RODRIGUES JUNIOR

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

KEVIN BATISTA DE ARAUJO BEZERRA DA SILVA
FERNANDO VINICIOS GOMES DA SILVA
VICTOR CONTINI NETO
LUCIANA NICODEMOS DE FRANCA
CLEBER LEANDRO GONZALES
RAIMUNDO NAILTON DE JESUS
VICTOR CASTRO PACHECO
JULIANA CELIA ARRUDA
WAGNER DE OLIVEIRA FERREIRA
RENATO OLIVEIRA FERRAZ
ADRIANO APARECIDO GEA
BRUNO VRBAN AQUINO
MARCELO CECILIO VIEIRA DE OLIVEIRA
GUSTAVO INACIO CAPUTO JUNIOR
OSVALDO MELLO DE OLIVEIRA JUNIOR
FABRICIO MIRAGLIA
VINICIUS ALECIO
DANIEL ANNUNCIATO JUNIOR
MARCUS VINICIUS DE ASSIS
JACQUES PORTELA DE AZAMBUJA
MARIA DO ROSARIO RITO E MELO CHAVES
JOAO HENRIQUE MERTEN PEIXOTO
LUIZ GUSTAVO ZILLI ANSELONI
CLAUDIO ELIAS DO NASCIMENTO
GAUDENCIO GOMES
RODRIGO DER FORTES
FERNANDO DOMINGUES
LEANDRO HENRIQUE CASTILHO
EDGARD SANCHES
EDMILSON PEREIRA DE GODOY
CARLOS GUSTAVO BUCALON
ANDRE LUIZ RIBEIRO
FABIO FEITOZA DA SILVA
EDSON MILTON GENOVA
WILBER GREGIO TONHOLI
FRANCIS SAMPAIO REBOUCAS
DANIEL GUSTAVO LARIOS BRAGA

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

JANDERSON LIBERA DE ALENCAR
AMILTON JOSE FIORIN JUNIOR
CASSIO EDNELSON DOMINGUES
MARCOS ANTONIO ALEXANDRE DE MEDEIROS JUNIOR
CHARLES MOTA MIRANDA
DIOGO HENRIQUE PREZOTO CASTELANO
JUAREZ AMERICO MOTYCZKA
LEANDRO TADEU LANCA
VALFREDO MARINI
NATHAN WEISSMAN MEHLBERG
ISAIAS FERREIRA DE ARAUJO
ED CARLOS LEITE
EDSON ROSA JUNIOR
ELOIZA BERNARDES DA SILVA
JOAO AFONSO ROBLES MOREIRA JUNIOR
JAIME ROBERTO SCHMIDT
SIDNEY AUGUSTO GAMITO
RICARDO SOITI SAKON
REGINA ALVES DE NOVAIS
CAIO HENRIQUE VERNASCHI
EVERTON DOS SANTOS COSTA
THIAGO BERNARDES
ALESSANDRO AGUIAR ALVES
PEDRO HENRIQUE BASSETTO DA SILVA
BRUNO CANTO BUGALLO
ANTONIO CALADO DE CARVALHO FILHO
THIAGO VALENTIM PIXITORI CARDOSO
FRANCIELE SANTOS ROCHA
RENE ANDRE REINIG CARVALHO
LUCIANO MICHAEL DE SOUZA
SAMANTA CAROLINA DOS SANTOS
GILSON PEREIRA
IANNES VELASQUES KERN DE QUEIROS
LIGIA BARRETO BATISTA
ALEXANDRE VIECELLI
GUSTAVO DE ASSIS OLIVEIRA
EDILSON DE SOUZA MAGALHAES

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

LUCIANA MARIA JORDAO INACIO
GILMAR DE CAMPOS RIBEIRO
DOUGLAS LOPES DA SILVA
ADIRSON FRANCISCO FERREIRA
AUDALIO JOSE DE FREITAS
MARIO SERGIO PINTO
ELDER SANTOS NAZARETH
ANTONIO MOREIRA DA SILVA
MARCUS DOS SANTOS ALEKSANDRAVICIUS
JULIO CESAR DE ABREU
CONRADO ALCESTE MONTINERI JUNIOR
CARLOS ROBERTO DE AGUIAR
PEDRO MENDES
SERGIO AUGUSTO ALVES COUTINHO
JOAO CARLOS MACEDO OZORIO
CARLOS AUGUSTO CZECH
ADMIR TADEU ROSSINI
ALDO JOSE KUHL JUNIOR
CARLOS HENRIQUE SOUSA SANTOS
SERGIO DEMICHURKI
JULIO CESAR SOARES VIVIAN
EDUARDO JORGE B DA SILVA
MAURO CORDEIRO DORNELLAS
EDSON ROBERTO PAROLIN
RENATO MILER SEGALA
WASHINGTON LUIZ DE ALBUQUERQUE SILVA
ELCIO ANTONIO WORELL
MARCOS MARTINS TINOCO
ADRIANO ROBERTO COMIN
CRISTIANO DE CASTRO
SAULO PACHECO JUNIOR
DUART MOREIRA DUART
RICARDO PEREIRA DE LIMA
ROVANIO BUSSOLO
ELI BARCELOS
SEBASTIAO EUDES ALVES
DIOGO VANDERLEI SCHWERTNER

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

NADSON DIVINO DE JESUS
JOEL DA SILVA CARDOSO
WELERSON LUIZ FELIPE LOPES
KLEBER SANTOS COSTA
MARCELLO PASSOS
NILTON ROSA PEREIRA
JAIRO PEREIRA BARBOSA
ANTONIO DA SILVA FERRO
ALFREDO MONTELONGO FLORES
VINICIUS DE SOUZA GUIMARAES
JULIANO DAMO
ROSENILSON DOS REIS CASTRO
GILBERTO OLIVEIRA DO CARMO JUNIOR
REGINALDO RIBEIRO DA SILVA
OSCAR SEIITI SAKASHITA
JOSE ROBERTO MANFIO
EVERSON FERNANDO PICKLER
MARCIO FORTUNA GARCES DE MENEZES
EGIDIO LUCCA FILHO
NATANAEL CRESPO DE QUEIROZ FILHO
RAPHAEL SAULORS CHAPUR
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
MANAGED PENSION FUNDS LIMITED
MULTI STYLE MULTI MANAGER FUNDS PLC
NORGES BANK
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
TEACHER RETIREMENT SYSTEM OF TEXAS
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
INTERNATIONAL MONETARY FUND
UTAH STATE RETIREMENT SYSTEMS
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
ALASKA PERMANENT FUND
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
ISHARES PUBLIC LIMITED COMPANY
IVESCO FTSE RAFI EMERGING MARKETS ETF

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

ISHARES MSCI EMERGING MARKETS SMALL CAP ETF
COLLEGE RETIREMENT EQUITIES FUND
SPDR SP EMERGING MARKETS SMALL CAP ETF
SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
ISHARES III PUBLIC LIMITED COMPANY
AMERICAN HEART ASSOCIATION, INC.
ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND
M&G GLOBAL E. M. FUND A SUB FUND OF M&G I. F. (7)
SCHWAB EMERGING MARKETS EQUITY ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
ISHARES MSCI BRAZIL SMALL CAP ETF
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
SSGA SPDR ETFS EUROPE I PLC
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VANGUARD FUNDS PUBLIC LIMITED COMPANY
SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
CC AND L Q 140-40 FUND
ISHARES IV PUBLIC LIMITED COMPANY
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
M&G (LUX) INVESTMENT FUNDS 1

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND
EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND
EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B
GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B
FRANKLIN LIBERTYSHARES ICAV
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
VANGUARD EMERGING MARKETS STOCK INDEX FUND
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
MERCER UCITS COMMON CONTRACTUAL FUND
THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
THRIFT SAVINGS PLAN
REASSURE LIMITED
HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND
BLACKROCK BALANCED CAPITAL FUND, INC.
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
HSBC ETFS PLC H MSCI E M S C ESG U ETF BC BNP PARIBAS BR SA
INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG
POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS
SPDR S&P EMERGING MARKETS EX-CHINA ETF
VANGUARD EMERGING MARKETS EX-CHINA ETF
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

ANNEX I

SUMMARY VOTING FINAL MAP

Agenda of the Extraordinary General Meeting held on November 13, 2025

Code of the Resolution	Description of the Resolution	Vote on the Resolution	Number of Shares		(%) of the Share Capital	(%) of the Total Number of Common Shares	%) of the Total Number of Preferred Shares
			Number of Common Shares	Number of Preferred Shares
1	Replacement of one (1) effective member of the Company’s Board of Directors appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and by NSP Investimentos S.A. – Under Judicial Reorganization (“NSP Inv.”), to complete the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025	APPROVALS	442.189.790	181.055.567	78,2%	97,9%	52,4%
		REJECTIONS	19.750	16.387.070	2,1%	0,0%	4,7%
		ABSTENTIONS	2.942	89.037	0,0%	0,0%	0,0%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

2	Amendment to article 2 of the Company's Bylaws, to improve its wording by aligning the description of the corporate purpose with the current reality of the activities performed by the Company	APPROVALS	442.190.789	197.261.650	80,2%	97,9%	57,1%
		REJECTIONS	18.727	192.235	0,0%	0,0%	0,1%
		ABSTENTIONS	2.966	78.341	0,0%	0,0%	0,0%
3	Inclusion of a provision in the Company's Bylaws to detail the rules and procedures for the election of the Board of Directors	APPROVALS	442.194.213	180.717.541	78,1%	97,9%	52,3%
		REJECTIONS	17.201	16.744.175	2,1%	0,0%	4,8%
		ABSTENTIONS	1.068	69.798	0,0%	0,0%	0,0%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

4	Amendment to article 26 of the Company's Bylaws to: (a) update the approval thresholds of the Board of Directors; (b) authorize the Board of Directors to decide on the maintenance or monetary adjustment of such thresholds; and (c) remove from the Board of Directors’ responsibilities the selection and replacement of the independent auditors of the subsidiaries	APPROVALS	442.187.137	197.112.441	80,2%	97,9%	57,0%
		REJECTIONS	18.202	351.213	0,0%	0,0%	0,1%
		ABSTENTIONS	7.143	68.454	0,0%	0,0%	0,0%
5	Due to the amendments resolved in items 2 to 4 above, resolve on the consolidation of the Company's Bylaws, including the renumbering of articles and paragraphs as applicable	APPROVALS	442.190.990	197.367.398	80,2%	97,9%	57,1%
		REJECTIONS	18.326	104.633	0,0%	0,0%	0,0%
		ABSTENTIONS	3.166	60.079	0,0%	0,0%	0,0%

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Annex II

COMPANY BYLAWS – BRASKEM S.A.

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1

BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph - Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”).

Second Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2

The objectives of the Company are as follows:

a)	the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products;

b)	production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services;

c)	production, distribution and trading of electricity for its own consumption and for third-party companies;

d)	the taking of holdings in other companies, as a holder of quotas or shares;

e)	the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources;

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

f)	the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products;

g)	the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company;

h)	the provision of services related to the activities above and similar ones; and

i)	research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose.

Article 3

The Company’s term of duration is unspecified.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred shares; and four hundred and seventy-eight, seven hundred and ninety (478,790) class “B” preferred shares.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

(1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5

The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6

All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7

Subscription and payment in full for the shares will be subject to the following criteria:

a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis;

b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation;

c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase;

d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting;

e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares;

f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders;

g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8

Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9

Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges:

a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 46, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year;

b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article;

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

remaining income after the said shares have received the minimum dividend referred to in item “a” of this article;

d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock;

e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock;

f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the BRASKEM S.A. National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70 NIRE 29300006939 A Publicly-Held Company publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription;

g) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS.

Article 10

In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11

Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12

The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13

The following are permanent bodies of the Company:

a) the General Meeting;

b) the Board of Directors;

c) the Executive Board;

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 14

The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15

Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16

Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph - For the purposes of exercising the right set forth in paragraph 4 of Article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph - After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17

The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

(i)	altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;

(ii)	creation of classes of preferred shares more favorable than the existing classes;

(iii)	conversion of preferred shares into common shares of the Company;

(iv)	participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;

(v)	amendment to the Company’s bylaws;

(vi)	increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;

(vii)	transformation, consolidation, spin-off, merger or merger of shares involving the Company;

(viii)	increase or reduction in the number of members in the Company’s Board of Directors;

(ix)	ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;

(x)	alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;

(xi)	issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;

(xii)	decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;

(xiii)	appraisal of the assets which the shareholder contributes to the Capital of Stock increase;

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

(xiv)	election and substitution of members of the Board of Directors and Fiscal Council; and

(xv)	fix determination of the annual compensation of administrators.

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18

The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

First Paragraph - At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Second Paragraph - When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Third Paragraph - The directors elected by separate vote shall be considered independent.

Article 19

The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20

The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of Law No. 6,404/76, when applicable.

First Paragraph - For clarification purposes, the provision in the caput shall not

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

apply to the individual replacement of up to the majority of the seats on the Board of Directors due to vacancies.

Second Paragraph - In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors, observing, when applicable, the provisions of the Shareholders’ Agreements filed at the Company’s headquarters; and (b) the slate or slates nominated, as provided for in paragraph 4 of this Article, by any shareholder or group of shareholders.

Third Paragraph - The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations.

Fourth Paragraph - The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules.

Fifth Paragraph - If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates.

Sixth Paragraph - Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 18 above.

Seventh Paragraph - It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors.

Eighth Paragraph - Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Meeting shall be declared elected.

Ninth Paragraph - In the event of election of the members of the Board of Directors through the cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting.

Article 21

The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 22

The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 23

In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 24

In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Article 25

The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 26

The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 27

The Board of Directors is responsible for:

(i)	setting the general business policy of the Company;

(ii)	deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than two hundred and forty million reais (R$240,000,000.00);

(iii)	deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv)	approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v)	providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

(vi)	approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii)	approving the criteria for the employee participation in the profit sharing program;

(viii)	appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;

(ix)	monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x)	appointing and replacing the independent auditors of the Company;

(xi)	calling the Annual and Extraordinary General Meeting(s);

(xii)	submitting to the General Meeting proposals regarding consolidation, spinoff, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii)	deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv)	approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding four hundred and eighty million reais (R$480,000,000.00), in accordance with the Company’s Business Plan;

(xv)	approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

(xvi)	approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii)	deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii)	decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than thirty million reais (R$30,000,000.00) per operation or higher, together, to ninety million reais (R$90,000,000.00) per fiscal year, considering that this refers to the set of related transactions, pursuant to the definition of related transactions provided in CVM Resolution No. 80/22;

(xix)	setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

(xx)	to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation,

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”;

(xxi)	deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxii)	deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);

(xxiii)	approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiv)	approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxv)	approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxvi)	approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvii)	approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxviii)	instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

purpose; and (c) items ix and xii, all from Article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

(xxix)	deciding, within the limits of its authority, on cases not covered by these bylaws;
(xxx)	authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company; and

(xxxi)	to decide annually on the maintenance or adjustment by the IPCA index or another officially recognized inflation index that may replace it, of the amounts and limits set forth in items II, XIV, XVII, XVIII, and XX of Article 26 of these Bylaws.

Article 28

The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions:

a) calling and directing the meetings of the Board of Directors; and

b) calling the General Meeting, subject to approval by the Board of Directors.

Article 29

The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII

COMPLIANCE AND AUDIT

Article 30

The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors.

First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3 (three) independent members of its

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Board of Directors pursuant to the Company's own policy; and (ii) 2 (two) members who are not members of the Board of Directors, chosen in accordance with paragraph 2.

Second Paragraph - The 2 (two) non-participating members of the Board of Directors shall be independent members, pursuant to CVM Resolution No. 23/21 or any other that may replace it, and shall be chosen by the said body among those indicated in the list, to be submitted by the Chairman of the Board of Directors, drawn up by a specialized company with proven experience, and the indication of names by shareholders is not allowed.

Third Paragraph - For the purposes of complying with CVM Resolution No. 23/21, at least 1 (one) of the 3 (three) members of the Company's Board of Directors who are members of the Compliance and Audit Committee set pursuant to the Bylaws must simultaneously meet the independence criteria provided for in the the Company's own policy and the independence criteria provided for in CVM Resolution 23/21 or any other that may replace it.

Forth Paragraph - The members of the Compliance and Audit Committee set pursuant to the Bylaws will be elected for a term of 02 (two) years and will hold their positions for a maximum of 10 (ten) years.

Fifth Paragraph - For the members of the Compliance and Audit Committee set pursuant to the Bylaws who are members of the Board of Directors, the resignation or removal of the position of member of the Board of Directors will automatically result in the resignation or removal, as the case may be, of the position of member of the Compliance and Audit Committee set pursuant to the Bylaws.

Sixth Paragraph - At least one of the members of the Compliance and Audit Committee set pursuant to the Bylaws must have recognized knowledge in the areas of corporate accounting, auditing and finance, which characterizes him as a financial expert, pursuant to CVM Resolution No. 23/21 or any other that replace it, the US laws applicable to the Company and listing rules to which the Company is subject, and the financial specialist may or may not be a member of the Board of Directors.

Seventh Paragraph - The participation of Directors and employees of the Company, its subsidiaries, parent company, affiliates or companies under common control, directly or indirectly, in the Compliance and Audit Committee set pursuant to the Bylaws is prohibited.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Eighth Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws will have its own internal regulations approved by the Board of Directors which will describe in detail its functions, as well as its operating procedures and attributions of its Coordinator.

Ninth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC.

Tenth Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company's managers shall apply to the members of the Compliance and Audit Committee set pursuant to the Bylaws.

Article 31

The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance and Audit Committee set pursuant to the Bylaws and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.

CHAPTER VII

EXECUTIVE BOARD

Article 32

The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 33

The Executive Board officers will have a term of office of three (3) years..

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 34

In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 35

In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 36

The Executive Board will be responsible for:

a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies;

b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting;

Article 37

The Chief Executive Officer will be responsible for:

a) proposing the overall organizational macrostructure of the Company to the Board of Directors;

b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan;

c) calling and presiding over meetings of the Executive Board;

d) submitting the Business Plan to approval by the Board of Directors; and

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

e) proposing polices to the Board of Directors for general application in the Company.

Article 38

The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph - Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 39

The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 40

Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by:

a) 2 (two) Officer; or

b) 1 (one) Officer and one Attorney-in-Fact, or 2 (two) Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws:

a) the endorsement of checks and money orders for deposit in the Company’s bank account;

b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS);

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and

d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 41

The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

Article 42

The Executive Board is prohibited from:

a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors;

b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX

FISCAL BOARD

Article 43

The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Article 44

The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph - The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph - In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph - The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 45

The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article 46

The financial year begins on January 1 and ends on December 31 of each year.

Article 47

At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned:

a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and

b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation,

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively.

Article 48

The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER XI

SHAREHOLDERS AGREEMENT

Article 49

The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XII

GENERAL CONSIDERATIONS

Article 50

The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Article 51

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

Consolidation - 11/30/2004

Amendment on 03/31/2005 - Article 4 – Reverse Shares Split

Amendment on 05/31/2006 - Article 4 - Capital Stock – Incorporation of Polialden

Amendment on 04/02/2007 - Article 4 - Capital Stock – Incorporation of Politeno

Amendment on 07/31/2007 - Article 4 - Capital Stock – Board of Directors Meeting No. 530

Amendment on 3/6/2008 - Article 4 - Capital Stock – Extraordinary General Meeting (EGM)

Amendment on 05/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of Grust

Amendment on 09/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of IPQ

Amendment on 12/22/2008 - Article 4 - Cancellation of Shares

Amendment on 04/30/2009 - Article 4 and Paragraph 1 - Capital Stock – Incorporation of P. Triunfo

Amendment on 02/25/2010 - Article 4, Paragraph 1 - Limit of Authorized Capital

Amendment on 12/27/2010 - Article 4 - Capital Stock – Incorporation of Quattor Petroquímica Reform and Consolidation - 02/28/2012

Amendment on 04/12/2012 - Article 4 - Capital Stock - EGM - Cancellation of Shares

Amendment and Consolidation - 04/16/2016 - Article 4 - Conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/30/2017 - Article 2, inclusion of the activities that were developed by Braskem Petroquímica Ltda. and had no equivalent in the Company's corporate purpose; Article 4, Conversion of class "B" preferred shares into class "A" preferred share; and Article 39, Rectification of letter "b" for conceptual alignment with item "xx" of Article 26.

Amendment on 04/30/2018 - Article 4, Conversion of class "B" preferred shares into class "A" preferred shares; Article 18, Insertion of paragraphs 1, 2 and 3 to provide for a minimum percentage of 20% of independent members of the Company's Board of Directors; and New Chapter VII, providing for the creation of a permanent Compliance Committee and the formalization of the existence of a Compliance area in the Company.

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BRASKEM S.A. Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70 Company Registry (NIRE) 29300006939 PUBLICLY HELD COMPANY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2025

Amendment on 10/16/2018 – Article 4th, conversion of class “B” preferred shares into class “A”; Article 26, item “xviii”, in order to exclude the exception to raw material contracts under the competence of the Board of Directors that deals with contracting with related parties, include reference to the company policy that regulates the matter, as well as to increase the limit values for approval. Consolidation on 08/24/2020 – Consolidation of the amendments to the Bylaws approved at the Company's General Meetings of November 30, 2017, April 30, 2018 and October 16, 2018, since such meetings did not formalize the consolidation of the Company's Bylaws.

Amendment on 04/13/2021 - Article 1, paragraph 1 to change the corporate name of B3 S.A. - Brasil, Bolsa Balcão; Article 17, (xi) for cross-reference adjustment; Article 26 (xx) for inclusion of item to regulate the competence of the Board of Directors to deliberate on the acquisition of raw materials; Article 26 (xxv) for wording adjustment; Creation of Article 50 to provide for the applicable rules for converting the limit for the acquisition of raw materials foreseen in dollars to the equivalent in reais.

Amendment on 07/30/2021 - Articles 29 and 30, transformation of the Compliance Committee into the Compliance and Audit Committee set pursuant to the Bylaws.

Amendment on 04/19/2022 - Article 4, conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/13/2025 – Article 2 to detail the list of the Company's objectives, aligning the corporate purpose with the current reality and activities performed by the Company; inclusion of Article 20 to specify the rules and procedures for the election of the Board of Directors at the General Shareholders’ Meeting; Article 27 to update the approval thresholds of the Board of Directors based on inflation since the last update (IPCA), and to include a provision authorizing the Board of Directors to annually decide on the maintenance or monetary adjustment of such thresholds, in addition to removing from the Board of Directors’ responsibilities the selection and replacement of independent auditors of the Company’s subsidiaries.

* * *

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.